Suite 501, 543 Granville  Street, Vancouver,  BC V6C 1X8, Canada

NOTICE  OF ANNUAL GENERAL  MEETING OF SHAREHOLDERS

NOTICE  IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of Esperanza  Resources  Corp.  (the  “Corporation”)  will  be  held  at  Suite  501,  543  Granville  Street, Vancouver, British Columbia, on June 12, 2012 at 10:00 a.m. (local time), for the following purposes:

1.

To receive and consider the Report of the Directors to the Shareholders.

2.

To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2011 together with the Auditor’s report thereon.

3.

To set the number of directors for the ensuing year at five.

4.

To elect directors for the ensuring year.

5.

To  appoint  an  auditor  for  the  ensuing  year  and  authorize  the  directors  to  approve  the remuneration to be paid to the auditor.

6.

To consider and, if deemed appropriate, to pass, with our without variation, an ordinary resolution approving the amendment to the Corporation’s Stock Option Plan, as more particularly described in the accompanying Information Circular.

7.

To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Corporation’s Restricted Share Unit Plan, as more particularly described in the accompanying Information Circular.

8.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed May 8, 2012 as a Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed Information Circular and Proxy (or Voting Instruction Form, a “VIF”) and then complete and deposit the Proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete Proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia this 14th day of May, 2012.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Kim Casswell”

Kim C. Casswell

Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities  regulatory  requirements  from the  intermediary  holding on  your behalf. By choosing to  send  these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.